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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65825

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Portico Capital Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Lewis Street
                              (No. and Street)

Greenwich, CT 06830
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

 Ken George   (603) 380-5435
                                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 RSM US LLP
                    (Name - if individual, state last, first, middle name)

4 Times Square, 151 W 42nd Street, 19th Floor, New York, NY 10036
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Northrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Portico Capital Securities LLC as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Kathleen O' Sullivan
Notary Public-Connecticut
My Commission Expires
August 31, 2022



_____
Richard Northrop
Managing Partner



Notary Public

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- ( ) (c) Statement of Income (Loss).
- ( ) (d) Statement of Cash Flows.
- ( ) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities
  (not applicable)
- ( ) (g) Computation of Net Capital
  Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- ( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

Portico Capital Securities LLC
Financial Statement
December 31, 2018

Portico Capital Securities LLC
Index to Financial Statement
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Member of Portico Capital Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Portico Capital Securities LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

RSM US LLP

New York, New York
February 27, 2019

Portico Capital Securities LLC
Statement of Financial Condition
As of December 31, 2018

Assets	
Cash and cash equivalents	$ 356,647
Accounts receivable	148,090
Prepaid expense	9,122
Total Assets	$ 513,859
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 203,742
Due to parent company	103,090
Total Liabilities	306,832
Member's Equity	207,027
Total Liabilities and Member's Equity	$ 513,859

See accompanying notes to financial statement.

Portico Capital Securities LLC
Notes to Financial Statement
December 31, 2018

1. **Nature of Operations and Summary of Significant Accounting Policies**

   Nature of Operations

   Portico Capital Securities LLC, (the "Company") a limited liability company, was formed in the State of Delaware on January 24, 2003 and will terminate on December 31, 2028. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's principal business activities include providing consulting advice in:
   (i) corporate mergers and acquisitions, and (ii) corporate capital-raising.

   Basis of Presentation

   The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

   Use of Estimates

   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Cash Equivalents

   The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Cash equivalents consist of short-term money market accounts in the amount of $121,739 as of December 31, 2018.

   Accounts Receivable

   Accounts receivable are carried at original invoiced amounts less an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based upon historical experience and periodic evaluations of specific customer accounts. Accounts receivable are written off when deemed uncollectible. There were no accounts receivable as of December 31, 2017 and $148,090 in accounts receivable as of December 31, 2018. Recoveries of amounts previously written off are recorded as income when received. There was no allowance necessary as of December 31, 2018.

   Concentration of Credit Risk

   The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

New Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board ("FASB") amended accounting principles related to leases (ASC 842 *Leases*). The amendment aims at increasing transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendment effective in 2019 is expected to have no impact on the Company's financial statements.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member for federal tax purposes. Therefore, no provision or liability for federal income taxes has been included in the financial statement. The Company paid $283,500 in state taxes during the year ended December 31, 2018 and accrued a liability for state taxes of $94,157 at December 31, 2018.

Management has evaluated the Company's tax positions and concluded that the Company has taken no material uncertain income tax positions that require adjustment to or disclosures in the financial statements. The Company's 2015 through 2018 tax years are open for examination by federal, state and local tax authorities.

2. **Related Party Transactions**

Portico Holdings, LLC ("PH") is the single member of the Company. In May 2003, the Company entered into an Administrative Services Agreement (the "Agreement") with PH. Under the terms of the Agreement, PH provides services and facilities to the Company and the Company compensates PH for providing such services and facilities. PH processes the payment of expenses, which includes rent and utilities, salaries, telecommunications, professional fees and administrative assistance. PH charged the Company $11,906,795 for such expenses for the year ended December 31, 2018. The Company reimbursed $8,529,620 to PH for these expenses and PH treated the remaining $3,377,175 as a capital contribution to the Company. The Company owes PH $103,090 at December 31, 2018 for expenses paid by PH on behalf of the Company.

3. **Net Capital and Aggregate Indebtedness Requirement**

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2018, the Company's net capital balance as defined by SEC Rule 15c3-1 was $47,380, which exceeded the minimum requirement of $20,455. At December 31, 2018, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 6.48 to 1.

4. **Rule 15c3-3 Exemption**

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers.

5. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through February 27, 2019, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.